Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499
[FILED VIA EDGAR]

May 6, 2026
Ms. Lisa Larkin, Esq.
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	TRANSAMERICA STRUCTURED INDEX ADVANTAGE® INCOME ANNUITY
Transamerica Life Insurance Company (“Registrant”)
Registration Statement on Form N-4 (File No. 333-291187)
Pre-Effective Amendment No. 2
Accession No. 0001164098-26-000481

Ms. Larkin:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby requests the withdrawal of Pre-Effective Amendment No. 2 under the 1933 Act to the Registrant’s Registration Statement on Form N-4 filed with the Securities and Exchange Commission on April 1, 2026 (the “Amendment”).

The Registrant believes that withdrawal of the amendment is consistent with the public interest and the protection of investors. The Amendment was filed in error.  The Registrant confirms that no securities have been issued or will be issued or sold under the Amendment.

Please contact me at 720-488-7884 if you have any questions or require anything further.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Assistant General Counsel